American Defense Systems, Inc.
230 Duffy Ave., Unit C
Hicksville, NY 11801

February 11, 2008

VIA EDGAR

Mr. Daniel Morris, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-6010

Re:                             American Defense Systems, Inc.
Request for Withdrawal of Registration Statement on Form 10
Filed December 14, 2007, as amended on January 22, 2008
File No. 001-33888

Dear Mr. Morris:

American Defense Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form 10 (File No. 001-33888) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2007, and amended on January 22, 2008, together with all exhibits thereto.

The Company is requesting withdrawal in order to prevent the Registration Statement from becoming automatically effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, as requested by the Commission’s staff in order to allow the staff sufficient time to review the Registration Statement prior to effectiveness.  We intend to promptly refile a registration statement on Form 10.

If you have any questions regarding this request for withdrawal, please contact Gary Sidorsky at (516) 390-5300.

Very truly yours,

American Defense Systems, Inc.

By:	/s/ Gary Sidorsky
Gary Sidorsky
Chief Financial Officer